Exhibit 12-B

              Chrysler Corporation and Consolidated Subsidiaries
             Computations of Ratios of Earnings to Fixed Charges
                  and Preferred Stock Dividend Requirements
                            (dollars in millions)

                                                     Nine Months Ended September 30,
                                                     -------------------------------
                                                           1997         1996
                                                           ----         ----
                                                               (unaudited)
Net earnings before extraordinary item                    $1,953       $2,722
 Add back:
  Taxes on income                                          1,288        1,779
  Fixed charges                                            1,018        1,014
  Amortization of previously capitalized
   interest                                                   86           83
 Deduct:
  Capitalized interest                                       147          110
  Undistributed earnings from less
   than fifty percent owned affiliates                         1           12
                                                          ------       ------
Earnings available for fixed charges                      $4,197       $5,476
                                                          ======       ======

Fixed charges:
 Interest expense                                         $  739       $  778
 Capitalized interest                                        147          110
 Credit line commitment fees                                   6           11
 Interest portion of rent expense                            126          115
 Gross-up of preferred stock dividends
  of majority-owned subsidiaries (CFC)
  to a pre-tax basis                                          --           --
                                                          ------       ------
Total fixed charges                                       $1,018       $1,014
                                                          ======       ======

Ratio of earnings to fixed charges                          4.12         5.40
                                                          ======       ======

Preferred stock dividend requirements                          1            4
                                                          ======       ======

Ratio of earnings to fixed charges and
 preferred stock dividend requirements                      4.12         5.38
                                                          ======       ======

Equity taken up in earnings of less than
 fifty-percent owned affiliates                           $    1       $   12
Deduct - Dividends paid by affiliates                         --           --
                                                          ------       ------
Undistributed earnings from less than
 fifty-percent owned affiliates                           $    1       $   12
                                                          ======       ======


The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed charges. The ratio of earnings to fixed charges and preferred stock dividend requirements is computed by dividing earnings for fixed charges by the sum of total fixed charges and preferred stock dividend requirements.

                     This page intentionally left blank.